November 13, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	RadNet, Inc.
Form 10-K for fiscal year ended December 31, 2012

Filed March 18, 2013

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

Response dated October 11, 2013

File No. 001-33307

Dear Ms. Jenkins:

Reference is made to the letter dated October 30, 2013 (“Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) to RadNet, Inc. (the “Company”). In reply to the Comment Letter, we submit the following responses. For your convenience, we have reprinted the Staff’s original comments, followed by our response.

Comment 1:

Form 10-K for the Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 58

Revenues, page 58

1.	We note your response to comment eight of our letter dated September 20, 2013 that although you attempt to collect deductibles and co-payments from patients with insurance at the time of service, this attempt to collect is not an assessment of the patient’s ability to pay. In accordance with ASC 954-605-50-4(a), please provide draft disclose to be included in future filings to clearly address your policy to assess collectability in determining the timing and amount of patient service fee revenue to be recognized at the time of service.

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Response:

We propose to include in future filings the following revised critical accounting policy:

Provision for Bad Debts

We provide for an allowance against accounts receivable that could become uncollectible to reduce the carrying value of such receivables to their estimated net realizable value. We estimate this allowance based on the aging of our accounts receivable by each type of payer over an 18-month look-back period, and other relevant factors. A significant portion of our provision for bad debt relates to co-payments and deductibles owed to us from patients with insurance. Although we attempt to collect deductibles and co-payments due from patients with insurance at the time of service, this attempt to collect at the time of service is not an assessment of the patient’s ability to pay nor are revenues recognized based on an assessment of the patient’s ability to pay. There are various factors that can impact collection trends, such as changes in the economy, which in turn have an impact on the increased burden of co-payments and deductibles to be made by patients with insurance. These factors continuously change and can have an impact on collection trends and our estimation process.

Comment 2:

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Report of the Independent Registered Public Accounting Firm, page 3

2.	We note your response to comment 15 of our letter dated September 20, 2013. In your amended filing, please provide the financial statement disclosures you agreed to provide in future filings.

Response:

The Company takes note of the Staff’s comment and on November 13, 2013, the Company filed Amendment No. 2 to its Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended September 30, 2013, both of which include the financial statement disclosures the Company agreed to provide in future filings. Included within its Amendment No. 2 to Form 10-K is the corrected report of the Independent Registered Public Accounting Firm.

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In connection with responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By: /s/ Howard G. Berger, M.D.

       Name: Howard G. Berger, M.D.

       Title: Chief Executive Officer

cc:    Myra Moosariparambil, Staff Accountant

         Dean Suehiro, Senior Staff Accountant

         Linda Michaelson, Esq., Sheppard, Mullin, Richter & Hampton LLP (via email)

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